Mail Stop 3561

September 12, 2008

August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

> **Re: Anheuser-Busch Companies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 15, 2008**
> **File No. 001-07823**

Dear Mr. Busch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 20

Opinion of Goldman, Sachs & Co., page 30

Opinion of Citigroup Global Markets Inc., page 36

1.   We note that the descriptions in the proxy statement regarding the material relationships between your financial advisors and you do not provide a narrative and quantitative description of the fees paid or to be paid to the financial advisors and their affiliates by you and your affiliates. Please revise the proxy statement to provide such disclosures.

Opinion of Goldman, Sachs & Co., page 30

2.   Please revise the selected transactions analysis to provide a narrative discussion
        following the tables on page 33 indicating how the company compared to the selected
        transactions.

3.   Please clarify how the discount rates were determined, as used in both the present value
        of future share price analysis and the illustrative discounted cash flow analysis. This
        comment is also applicable to the discounted cash flow analysis from Citigroup on page
        41.

4.   We note that a portion of the fees to be paid to Goldman Sachs are contingent upon the
        successful completion of the transaction. Please clearly disclose the portion of these
        payments that are contingent.

5.   Please disclose the material relationships between Goldman Sachs and InBev and its
        affiliates. We note the disclosure in the second paragraph of the fairness opinion. This
        comment is also applicable to Citigroup. We note the disclosure in the first full
        paragraph on page C-2 of the fairness opinion.

Financing of the Merger, page 43

6.   Please provide us with a copy of the debt agreements, as referenced on page 43.

Interests of Anheuser-Busch's Directors and Executive Officers in the Merger, page 44

7.   Please provide the information in this section for each person who has been an executive
        officer during the last fiscal year, as required by Item 5(a)(1) of Schedule 14-A. We note
        that you have aggregated much of the information for 13 executive officers.

                                        * * * * *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with

your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas W. Greenberg
       Fax: (917) 777-7886